UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

Rambus Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value
(Title of Class of Securities)

750917106
(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Harold Hughes

Chief Executive Officer

Rambus Inc.

1050 Enterprise Way, Suite 700

Sunnyvale, California 94089

(408) 462-8000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas R. Lavelle Senior Vice President and General Counsel Rambus Inc. 1050 Enterprise Way, Suite 700 Sunnyvale, California 94089 (408) 462-8000	Aaron J. Alter Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*                                         A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable

Form or Registration No.:    Not applicable

Filing Party:    Not applicable

Date Filed:      Not applicable

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is being filed by Rambus Inc. pursuant to General Instruction D to Schedule TO with respect to a potential issuer tender offer.

The PowerPoint presentation referenced as an exhibit below does not constitute an offer to holders of eligible stock options to exchange such options.  The potential option exchange offer described therein has not commenced and will not commence unless the requisite stockholder approval is obtained at the Rambus Annual Meeting of Stockholders.  Even if the requisite stockholder approval is obtained, Rambus may still decide later not to implement the option exchange offer.  If the option exchange offer is pursued, Rambus will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”) upon the commencement of the option exchange offer.  Persons who may be eligible to participate in the option exchange offer should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, if and when those materials become available because they will contain important information about the option exchange offer.  These written materials and other documents filed with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the option exchange offer may obtain free copies of documents filed with the SEC by contacting Rambus or through the Rambus website at www.rambus.com.

Item 12. Exhibits.

(a)(5)                                                                    PowerPoint Presentation — Rambus Employee All-Hands Meeting Potential Option Exchange Offer, March 5, 2012.